26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 22, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RISE Education Cayman Ltd
Registration Statement on Form F-1
CIK No. 0001712178

Dear Mr. Spirgel, Ms. Krebs, Mr. Lindsay, Mr. French and Mr. Eastman

Our client, RISE Education Cayman Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, today publicly filed its registration statement on Form F-1 (the “Registration Statement”) as well as certain exhibits hereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the staff (the “Staff”) of the Commission via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the draft registration statement that was confidentially submitted to the Commission on September 15, 2017.

In the response to the Staff’s oral comment communicated earlier today, the Company encloses as Annex A hereto the relevant portions of the industry and market data from Frost & Sullivan supporting the corresponding statements in the Registration Statement for which such support has not been previously provided to the Staff.

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around October 6, 2017, and commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. In accordance with the Jumpstart Our Business Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*         *         *

PARTNERS: Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Cori A. Lable | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN: 1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing  Boston  Chicago  Houston  London  Los Angeles  Munich  New  York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 22, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young Hua Ming LLP: King Li at King.Li@cn.ey.com or +86 10 5815 2099 (work). Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yiding Sun, Chief Executive Officer, RISE Education Cayman Ltd
Chelsea Wang, Chief Finance Officer, RISE Education Cayman Ltd
Ben James, Esq., Partner, Kirkland & Ellis International LLP
King Li, Partner, Ernst & Young Hua Ming LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Annex A

Annex A

Item.	Additional Statements in the Revised Draft Registration Statement	Page Number in the Revised Draft Registration Statement	Page Number in the Industry Report by Frost & Sullivan
a.	Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan.	P1, P62, P97, P98	P100, P101
b.	Despite high growth, the penetration rate of China's junior ELT in 2016 remained relatively low at 8.4% compared to other East Asian countries such as Japan, which has a 35.2% penetration rate and South Korea, which has a 60.5% penetration rate for the junior ELT market. Even for tier-one cities in China, the penetration rate remains relatively low at 20.4%, indicating significant potential in market growth in China.	P92	P44, P51
c.	According to Frost & Sullivan, in 2016, the top three providers in the junior ELT market in tier-one cities in China as measured by gross billings were EF Kids, us and POP kids. According to Frost & Sullivan, in 2016, the top five players accounted for 21.9% of market share of the junior ELT market in tier-one cities in China in terms of gross billings, and Rise alone accounted for 5.9%.	P96	P100
d.	For the premium junior ELT market in tier-one cities, in 2016, the top five players accounted for 56.7% of the market share in terms of gross billings, and Rise alone accounted for 17.1%.	P96	P97
e.	Furthermore, in 2016, the top three providers in the junior ELT market in Beijing as measured by gross billings were us, EF kids and Lily English according to Frost & Sullivan. According to Frost & Sullivan, in 2016, the top five players accounted for	P96	P101

30.1% of market share of the junior ELT market in Beijing in terms of gross billings, and Rise alone accounted for 11.4%.		
f.	Rise also ranked second, fourth and second in terms of market share measured by gross billings in Shanghai, Guangzhou and Shenzhen, respectively, in 2016.	P96	P102, P103, P104

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," before deciding whether to buy the ADSs. This prospectus contains certain estimates and information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, regarding our industries and our market positions in China. This prospectus also contains information and statistics relating to China's economy and the industries in which we operate which are derived from various publications issued by market research companies and the PRC governmental entities, and have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Our Business

We operate in China's junior English Language Training, or ELT, market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We are a leader in China's junior ELT market according to Frost & Sullivan, and we ranked second in 2016 with a market share of 10.7% in terms of gross billings in the premium segment. Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan.

a.

We pioneered the "subject-based learning" teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. Our course offerings use interactive courseware to create an immersive English learning environment that helps students learn to speak and think like a native speaker. In addition, our curricula are designed to foster leadership and critical thinking skills in students while developing their self-confidence and sense of independence. This innovative and holistic approach to teaching English is increasingly attractive to Chinese parents who are looking for alternatives to traditional ELT programs in China, which are more test-oriented.

In 2016 and for the six months ended June 30, 2017, we had 36,173 and 26,600 student enrollments, respectively, in self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to twelve and 13 to 18, respectively. The curricula of Rise Start and Rise On use courseware that we have licensed from Houghton Mifflin Harcourt Publishing Company, or HMH, a leading American educational publisher, along with other self-developed content, while the curriculum of Rise Up is primarily based on our self-developed content. We also offer a number of complementary products to further enhance our students' learning experience, including Can-Talk, Rise Library Online, Rise Camp, Rise Workshop and Rise Overseas Study Tour.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. We also focus on teacher training through a set of rigorous and systematic processes and programs so that teachers in both self-owned learning centers and franchised learning centers are able to deliver our curricula at a level consistent with our standards. As of June 30, 2017, we had 1,315 teachers in self-owned learning centers. Collectively, the quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

Our business model is highly scalable. We have a network of both self-owned learning centers as well as franchised learning centers. As of June 30, 2017, we had a network of 246 learning centers across 80 cities in China, among which 56 were self-owned centers primarily located in tier-one cities and 190 centers were

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We operate in China's junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We are a leader in China's junior ELT market according to Frost & Sullivan, and we ranked second in 2016 with a market share of 10.7% in terms of gross billings in the premium segment. Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan. a.

We pioneered the "subject-based learning" teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. In 2016 and for the six month ended June 30, 2017, we had 36,173 and 26,600 student enrollments, respectively, in self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to twelve and 13 to 18, respectively.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. As of June 30, 2017 we had 1,315 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

Our business model is highly scalable. We have a network of both self-owned learning centers as well as franchised learning centers. As of June 30, 2017 we had a network of 246 learning centers across 80 cities in China, among which 56 were self-owned centers primarily located in tier-one cities and 190 centers were franchised learning centers primarily located in non-tier-one cities. We have enjoyed significant growth over the past few years. Our revenues increased from RMB529.5 million in 2015 to RMB711.0 million (US$104.9 million) in 2016, and increased from RMB315.0 million for the six months ended June 30, 2016 to RMB437.1 million (US$64.5 million) for the six months ended June 30, 2017, largely as a result of the growth of self-owned learning centers. As our network of learning centers has expanded, our brand has also strengthened. This has allowed us to maintain our position as a market leader, command premium pricing, improve profitability and enjoy a highly loyal customer base. In 2016, we had a 67% student retention rate, 63% higher than the industry average of 41%, according to Frost & Sullivan and our student retention rate improved further to 70% in the six months ended June 30, 2017. We recorded EBITDA of RMB40.8 million and RMB142.3 million (US$21.0 million) in 2015 and 2016, respectively, and RMB58.6 million and RMB109.6 million (US$16.2 million) for the six months ended June 30, 2016 and 2017, respectively. We recorded a net loss of RMB31.7 million in 2015 while we recorded net income of RMB50.8 million (US$7.5 million) in 2016, and we recorded a net income of RMB18.3 million and RMB57.8 million (US$8.5 million) for the six months ended June 30, 2016 and 2017, respectively.

Major Factors Affecting Our Results of Operations

Our business and operating results are impacted by factors that affect China's junior ELT market generally. We have benefited from a number of market factors, including China's rising birth rate largely resulting from

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2017 College Entrance Exam Reforms. Beginning 2017, the PRC government implemented the college entrance exam reforms nationwide under which students will be given two attempts to take their English test during their high school years. As a result of this reform, the assessment for English proficiency will be more focused on students' English listening and speaking ability.

Supportive economic conditions in China

Growing disposable income. According to the National Bureau of Statistics of China, per capita annual disposable income of urban residents in China is expected to increase from RMB33,616.0 in 2016 to RMB48,619.6 in 2021, representing a CAGR of 7.7% from 2016 to 2021.

Growing per capita expenditure on education, cultural and recreational activities. According to Frost & Sullivan, per capita expenditure on education, cultural and recreational activities of urban residents in China is expected to grow from RMB2,638.0 in 2016 to RMB4,232.8 in 2021 at a CAGR of 9.9% from 2016 to 2021.

Strong cultural and societal emphasis on English education in China

Increasing interest in overseas education. According to Frost & Sullivan, an increasing number of Chinese students now pursue overseas education at younger ages. The proportion of Chinese students commencing undergraduate or lower levels of education overseas accounted for 64.5% of the total number of Chinese students commencing overseas study in 2016.

Chinese parents' shifting of preference. When considering ELT programs for their children, Chinese parents are gradually shifting their preference from more rigid, test-oriented learning programs to skill-oriented learning programs. Skill-oriented ELT refers to a holistic approach to develop comprehensive English language skills rather than a test-oriented approach that typically focuses on rote learning and testing skills. According to Frost & Sullivan, the skill-oriented junior ELT market increased from RMB9.3 billion in 2012 to RMB21.5 billion in 2016 in terms of gross billings, representing a CAGR of 23.3%, while the test-oriented ELT market increased from RMB33.7 billion to RMB63.7 billion from 2012 to 2016 in terms of gross billings, representing a CAGR of 17.3%. Going forward, the skill-oriented junior ELT market is expected to grow faster at a CAGR of 27.7% from 2016 to 2021, compared to the growth of the test-oriented junior ELT market at a CAGR of 21.2% from 2016 to 2021, further indicating parents' shift towards skill-oriented learning.

Increasing importance of English training. There are increasing education and language requirements for desirable employment opportunities. According to Frost & Sullivan, employees with fluent English skills have better career prospects and broader opportunities, and on average, have an estimated annual salary level of 81.1% higher than employees with average English skills. As such, parents tend to consider English proficiency as one of the key factors that will lead their children to greater future income and career opportunities. In addition, according to a survey conducted by Frost & Sullivan in 2017, 89% of students currently taking junior ELT classes are expected to continue junior ELT education for more than three years. These factors have contributed to, and are expected to continue to drive, the growth of junior ELT market.

b.

Despite high growth, the penetration rate of China's junior ELT in 2016 remained relatively low at 8.4% compared to other East Asian countries such as Japan, which has a 35.2% penetration rate and South Korea, which has a 60.5% penetration rate for the junior ELT market. Even for tier-one cities in China, the penetration rate remains relatively low at 20.4%, indicating significant potential in market growth in China.

The junior ELT market in China is highly fragmented, with the top three players holding a combined 3.6% market share, with no single player holding market share greater than 1.5%, according to Frost & Sullivan. The top three providers in the junior ELT market in China include EF Kids, POP Kids and Rise. According to Frost & Sullivan, in 2016, we accounted for approximately 1% of market share of junior ELT market in China in terms of gross billings. Based on a survey by Frost & Sullivan, parents prefer junior ELT providers with a strong brand, course content and structure as well as course offerings focused on English conversational ability.

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RMB35.9 billion in 2021, representing a CAGR of 22.1% from 2016 to 2021. The table below illustrates the competitive landscape in tier-one cities:

Segments of Overall Market Size of Junior ELT Market in Terms of Gross Billings (Tier-One Cities), 2012 – 2021E

(RMB in millions)

CAGR	Shanghai	Beijing	Guangzhou	Shenzhen
2012-2016	17.0%	23.4%	17.7%	20.8%
2016-2021	20.6%	24.1%	20.2%	22.7%

Shanghai
Beijing
Guangzhou
Shenzhen
6,405.8
7,600.6
2,565.4
2,451.1
9,001.8
2,975.2
2,977.4
1,605.9
10,849.2
3,497.8
3,699.6
1,910.3
13,209.2
4,160.0
4,654.8
2,272.4
2,122.0
16,152.3
4,966.8
5,901.2
2,711.3
2,573.0
19,446.1
5,951.3
7,154.5
3,208.0
3,132.3
23,682.0
7,149.5
8,854.9
3,851.3
3,826.3
29,139.0
8,683.5
11,049.6
4,673.5
4,732.4
35,880.4
10,596.2
13,681.5
5,696.8
5,905.9
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E

Source: Frost & Sullivan

According to Frost & Sullivan, in 2016, the top three providers in the junior ELT market in tier-one cities in China as measured by gross billings were EF Kids, us and POP kids. According to Frost & Sullivan, in 2016, the top five players accounted for 21.9% of market share of the junior ELT market in tier-one cities in China in terms of gross billings, and Rise alone accounted for 5.9%. For the premium junior ELT market in tier-one cities, in 2016, the top five players accounted for 56.7% of the market share in terms of gross billings, and Rise alone accounted for 17.1%.

Furthermore, in 2016, the top three providers in the junior ELT market in Beijing as measured by gross billings were us, EF kids and Lily English according to Frost & Sullivan. According to Frost & Sullivan, in 2016, the top five players accounted for 30.1% of market share of the junior ELT market in Beijing in terms of gross billings, and Rise alone accounted for 11.4%. Rise also ranked second, fourth and second in terms of market share measured by gross billings in Shanghai, Guangzhou and Shenzhen, respectively, in 2016.

Self-Owned and Franchise Models

There are two popular models that junior ELT providers adopt, i.e., self-owned model and franchise model. The self-owned model is advantageous due to the consistency of learning center formats and delivery of course offerings, ability to maintain consistent branding, rigorous quality control, and a more coordinated business development plan. However, it also faces challenges such as relatively slower expansion due to capital expenditure requirements, lack of local expertise in new cities, and higher operating costs due to pressure on management. On the other hand, the franchise model is advantageous because of its asset light business model, relatively faster expansion, local expertise and light pressure on management. Nevertheless, it also faces different challenges, such as recruitment of quality franchise partners, quality control, fee growth, potential damage to brand reputation, and difficulty in securing additional revenue channels. More providers operate through the combination of self-owned and franchise models, good operating practices and quality control are required for successful execution.

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BUSINESS

Overview

We operate in China's junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We are a leader in China's junior ELT market according to Frost & Sullivan, and we ranked second in 2016 with a market share of 10.7% in terms of gross billings in the premium segment. Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan. a.

We pioneered the "subject-based learning" teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. Our course offerings use interactive courseware to create an immersive English learning environment that helps students learn to speak and think like a native speaker. In addition, our curricula are designed to foster leadership and critical thinking skills in students while developing their self-confidence and sense of independence. This innovative and holistic approach to teaching English is increasingly attractive to Chinese parents who are looking for alternatives to traditional ELT programs in China, which are more test-oriented.

In 2016 and for the six months ended June 30, 2017, we had 36,173 and 26,600 student enrollments, respectively, in self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to twelve and 13 to 18, respectively. The curricula of Rise Start and Rise On use courseware that we have licensed from Houghton Mifflin Harcourt Publishing Company, or HMH, a leading American educational publisher, along with other self-developed content, while the curriculum of Rise Up is primarily based on our self-developed content. We also offer a number of complementary products to further enhance our students' learning experience, including Can-Talk, Rise Library Online, Rise Camp, Rise Workshop and Rise Overseas Study Tour.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. We also focus on teacher training through a set of rigorous and systematic processes and programs so that teachers in both self-owned learning centers and franchised learning centers are able to deliver our curricula at a level consistent with our standards. As of June 30, 2017 we had 1,315 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

Our business model is highly scalable. We have a network of both self-owned learning centers as well as franchised learning centers. As of June 30, 2017 we had a network of 246 learning centers across 80 cities in China, among which 56 were self-owned centers primarily located in tier-one cities and 190 centers were franchised learning centers primarily located in non-tier-one cities. We have enjoyed significant growth over the past few years. Our revenues increased from RMB529.5 million in 2015 to RMB711.0 million (US$104.9 million) in 2016, and increased from RMB315.0 million for the six months ended June 30, 2016 to RMB437.1 million (US$64.5 million) for the six months ended June 30, 2017, largely as a result of the growth of self-owned learning centers. As our network of learning centers has expanded, our brand has also strengthened. This has allowed us to maintain our position as a market leader, command premium pricing, improve profitability and enjoy a highly loyal customer base. In 2016, we had a 67% student retention rate, 63% higher than the industry average of 41%, according to Frost & Sullivan and our student retention rate improved further to 70% in the six months ended June 30, 2017. We recorded EBITDA of RMB40.8 million and RMB142.3 million (US$21.0 million) in 2015 and 2016, respectively, and RMB58.6 million and RMB109.6 million (US$16.2 million) for the six months ended June 30, 2016 and 2017, respectively. We recorded a net loss of RMB31.7 million in 2015 while we recorded net income of RMB50.8 million (US$7.5 million) in 2016, and we recorded a net income of RMB18.3 million and RMB57.8 million (US$8.5 million) for the six months ended June 30, 2016 and 2017, respectively.

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Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Leadership in an Attractive and Rapidly Growing Market

We are a leader in China's junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. In 2016, we ranked third in China's junior ELT market in terms of gross billings, and ranked second in the premium segment with a market share of 10.7% in terms of gross billings, according to Frost & Sullivan. Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan.

a.

The China junior ELT market has grown rapidly in the last few years, from RMB43.0 billion in 2012 to RMB85.2 billion in 2016, representing a CAGR of 18.6%. This growth is expected to continue with the market reaching RMB239.8 billion by 2021, representing a CAGR of 23.0% from 2016 to 2021. Within ELT, the segment for children aged three to six is expected to grow the fastest, reaching RMB62.8 billion in 2021 at a CAGR of 27.6%, according to Frost & Sullivan.

A number of factors will contribute to the expected growth of the junior ELT market discussed above, including:

i) rising birth rate as a result of "two-child policy;"

ii) increasing population in large urban centers, in part due to migration;

iii) increase in average household income and the number of higher income families, particularly in larger cities;

iv) limited penetration of junior ELT across China;

v) favorable government policies that permit increased operational and pricing flexibility to support the growth of private-sector education enterprises;

vi) emphasis on and increased prevalence of English language instruction as part of school curriculum, partly due to continued focus on study-abroad opportunities, especially earlier in a child's life; and

vii) shifting focus to a holistic approach to develop comprehensive English language skills rather than a test-based approach, especially as a contextualized understanding of language becomes increasingly important.

Innovative and Unique Teaching Philosophy

The Chinese junior ELT market comprises test preparation providers who provide tutoring services for standardized tests such as TOEFL, SAT, SSAT and ACT, and skill-based ELT providers who typically focus on vocabulary, syntax, and grammar, and even some elements of test preparation. We are a skill-based ELT provider, but we adhere to our "subject-based learning" teaching philosophy, whereby we use a variety of subjects such as language arts, math, natural sciences and social sciences as the medium for English language teaching. We believe this teaching philosophy provides students with a natural and contextual understanding of English and as a result we have built all of our products around it.

As our products do not focus on test preparation, there is no natural end point for our curriculum other than an academic school year. This allows us to design our curricular to focus on the longer-term and overall development of students rather than more short-term milestones and accomplishments. We promote both project-based and cooperative approaches to learning that allow students to develop their critical thinking, problem solving and leadership skills. Parents have highlighted these aspects as key attractions when choosing ELT products for their children, according to a survey conducted by Frost & Sullivan.

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Competitive landscape in Junior ELT market

Top 5 Junior ELT institutions in tier 1 cities

Top 5 Junior ELT institutions in tier 1 cities, 2016			
Rank	**Institutions**	**2016 Gross Billings (Million RMB)**	**Market Share**
1	EF Kids	[redacted]	[redacted]
2	**Rise**	**774.3**	**5.9%**
3	POP KIDS	[redacted]	[redacted]
4	[redacted]	[redacted]	[redacted]
5	[redacted]	[redacted]	[redacted]
Top 5		2,898.3	21.9%
Total		13,209.2	100.00%

- The above table illustrates the top 5 ELT Institutions in tier 1 cities in terms of gross billing in 2016. Rise ranks the second with gross billings of RMB774.3 million in 2016, representing a market share of 5.9% in tier 1 cities ELT market.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

FROST & SULLIVAN
100

Competitive landscape in Junior ELT market
Top 5 Junior ELT institutions in Beijing

Top 5 Junior ELT institutions in Beijing, 2016			
Rank	**Institutions**	**2016 Gross Billings (Million RMB)**	**Market Share**
1	**Rise**	**529.4**	**11.4%**
2	EF Kids	[redacted]	[redacted]
3	Lily English	[redacted]	[redacted]
4	[redacted]	[redacted]	[redacted]
5	[redacted]	[redacted]	[redacted]
Top 5		1,399.4	30.1%
Total		4,654.8	100.0%

- The above table illustrates the top 5 ELT Institutions in Beijing in terms of gross billing in 2016. Rise holds a leading position with gross billings of RMB529.4 million in 2016, representing a market share of 11.4% in Beijing ELT market.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

FROST & SULLIVAN
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Overview of Junior ELT Market
Junior ELT penetration rates in developed markets

Junior ELT penetration rates in developed markets
60%
30%
10%
60.5 % of students were reported to be involved in at least one ELT program in Korea in 2016
35.2 % of students were reported to be involved in at least one ELT program in Japan in 2016
8.4% of students were reported to be involved in at least one ELT program in China in 2016
2012
2016
2020
Time (years)

Source: Frost & Sullivan

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Overview of Junior ELT Market in China
Segment of Junior ELT Market by Penetration (Tier-1 Cities)

Segment of Junior ELT Market by Penetration (Tier-1 Cities), 2012 – 2022E

50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Penetration Rate (100%)
Beijing
Shanghai
Guangzhou
Shenzhen
Tier 1 Cities

	2012	2013	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
Beijing	18.7%	19.6%	21.4%	23.5%	26.1%	28.6%	31.3%	34.1%	36.8%	39.1%	41.1%
Shanghai	19.3%	20.1%	21.7%	23.3%	25.2%	27.7%	30.3%	33.1%	36.5%	40.5%	45.2%
Guangzhou	12.6%	13.5%	14.0%	14.9%	15.9%	17.0%	18.3%	19.6%	21.2%	23.1%	25.4%
Shenzhen	12.9%	13.2%	13.7%	14.2%	14.9%	15.7%	16.7%	18.0%	19.9%	22.0%	24.6%
Tier 1 Cities	15.9%	16.7%	17.7%	18.9%	20.4%	22.0%	23.8%	25.7%	28.0%	30.5%	33.3%

b.

Note: the penetration rate refer to the ratio of Junior ELT enrollment to enrollments in school education

Source: Frost & Sullivan

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51

Competitive landscape in Junior ELT market

Top 5 Junior ELT institutions of Premium Junior ELT Market in Tier 1 Cities

Top 5 Junior ELT institutions of Premium Junior ELT Market in Tier 1 Cities, 2016			
Rank	**Institutions**	**2016 Gross Billings (Million RMB)**	**Market Share**
1	[redacted]		
2	**Rise**	**774.3**	**17.1%**
3	[redacted]		
4			
5			
Top 5		2,560.3	56.7%
Total		4,518	100.0%

- The above table illustrates the top5 premium junior ELT Institutions in tier 1cities in terms of gross billing in 2016. Rise ranks the second with gross billings of RMB774.3 million in 2016, representing a market share of 17.1% of premium Junior ELT market in tier 1 cities.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Top 5 Junior ELT institutions in Shanghai

Top 5 Junior ELT institutions in Shanghai, 2016			
Rank	**Institutions**	**2016 Gross Billings (Million RMB)**	**Market Share**
1	[redacted]		
2	**Rise**	**135.9**	**3.3%**
3	[redacted]		
4			
5			
Top 5		839.9	20.2%
Total		4160	100%

- The above table illustrates the top 5 ELT Institutions in Shanghai in terms of gross billing in 2016. Rise holds a second position with gross billings of RMB135.9 million in 2016, representing a market share of 3.3% in Shanghai ELT market.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Top 5 Junior ELT institutions in Guangzhou

Top 5 Junior ELT institutions in Guangzhou, 2016			
Rank	**Institutions**	**2016 Gross Billings (Million RMB)**	**Market Share**
1	[redacted]		
2			
3			
4	**Rise**	**61.1**	**2.7%**
5	[redacted]		
Top 5		544.1	23.9%
Total		2,272.4	100%

- The above table illustrates the top 5 ELT Institutions in Guangzhou in terms of gross billing in 2016. Rise holds a fourth position with gross billings of RMB61.1 million in 2016, representing a market share of 2.7% in Guangzhou ELT market.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

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Competitive landscape in Junior ELT market
Top 5 Junior ELT institutions in Shenzhen

Top 5 Junior ELT institutions in Shenzhen, 2016

Rank	Institutions	2016 Gross Billings (Million RMB)	Market Share
1	[redacted]		
2	**Rise**	**47.9**	**2.3%**
3	[redacted]		
4			
5			
Top 5		399.9	18.8%
Total		2122	100%

- The above table illustrates the top 5 ELT Institutions in Shenzhen in terms of gross billing in 2016. Rise holds a second position with gross billings of RMB47.9 million in 2016, representing a market share of 2.3% in Shenzhen ELT market.

Note: Gross billings refer to the total amount of cash received for the sale of training products for a specific period, net of the total amount of refunds in such period; The gross billing in this ranking include all net cash revenue from proprietary centers and management fees from franchisees.

Source: Frost & Sullivan

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